WESTERN OIL SANDS INC.
PROXY
SPECIAL MEETING OF SHAREHOLDERS
October 16, 2007

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF WESTERN OIL SANDS INC.

        The undersigned shareholder of Western Oil Sands Inc. (the "Corporation") hereby appoints James C. Houck, President and Chief Executive Officer of the Corporation, or failing him, David A. Dyck, Senior Vice President, Finance and Chief Financial Officer of the Corporation, or instead of either of them                                                                      as proxyholder for the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting of holders of Class A shares of the Corporation to be held on October 16, 2007 (the "Meeting") and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the said Meeting or any adjournment or adjournments thereof and, without limiting the general authorization given, the person above named is specifically directed to vote on behalf of the undersigned in the following manner:

1.
On the special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "Act") involving, among other things, the acquisition by 1339971 Alberta Ltd. ("AcquisitionCo"), an indirect Canadian subsidiary of Marathon Oil Corporation ("Marathon"), of all of the outstanding Class A shares of the Corporation (the "Common Shares") in exchange for, in respect of each Common Share, either: (i) Cdn$35.50 in cash; (ii) 0.5932 of a common share of Marathon; (iii) 0.5932 of an exchangeable share of AcquisitionCo; or (iv) a combination thereof, as well as one common share of WesternZagros Resources Ltd. ("New WesternZagros") and one-tenth of a common share purchase warrant of New WesternZagros, all as more particularly described in the information circular of the Corporation dated September 14, 2007 (the "Information Circular").

VOTE FOR  ☐            or VOTE AGAINST  ☐

(and, if no specification is made, to vote FOR)

2.
On the ordinary resolution ratifying and approving a stock option plan for New WesternZagros which is described in the Information Circular.

VOTE FOR  ☐            or VOTE AGAINST  ☐

(and, if no specification is made, to vote FOR)

3.
On the ordinary resolution to approve a shareholder rights plan for New WesternZagros which is described in the Information Circular.

VOTE FOR  ☐            or VOTE AGAINST  ☐

(and, if no specification is made, to vote FOR)

4.
On the ordinary resolution to approve a private placement of common shares of New WesternZagros which is described in the Information Circular.

VOTE FOR  ☐            or VOTE AGAINST  ☐

(and, if no specification is made, to vote FOR)

and conferring discretionary authority to vote on amendments or variations to the matters identified in the Notice of Meeting and on all other matters that may properly come before the Meeting or any adjournment or adjournments thereof in such manner as the person above named may see fit.

        The undersigned hereby revokes any instrument of proxy previously given and does hereby further ratify all the said proxy may lawfully do in the premises. The undersigned acknowledges receipt of the Information Circular.

        DATED this                  day of                                                           , 2007.

Signature of Shareholder

Name of Shareholder   (Please Print)

Number of Class A Shares Held

NOTES:

(1)
A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND, ACT AND VOTE ON THE SHAREHOLDER'S BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. THIS RIGHT MAY BE EXERCISED BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, BY DELIVERING THE COMPLETED FORM OF PROXY AS INDICATED BELOW.

(2)
This form of proxy must be dated and must be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal by an officer or attorney thereof duly authorized. A copy of such authorization should accompany this form of proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If this form of proxy is not dated, it shall be deemed to bear the date on which it was received by Valiant Trust Company.

(3)
In order for this form of proxy to be effective at the Meeting or any adjournment thereof, it must be signed and received by Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the commencement of the Meeting or any adjournment or adjournments thereof.